Exhibit (a)(5)(i)

        This announcement is neither an offer to exchange nor a solicitation of an offer to exchange ABN AMRO ordinary shares (as defined below) or ABN AMRO ADSs (as defined below). The U.S. Offer (as defined below) is being made solely pursuant to the U.S. Offer to Exchange dated July 23, 2007, the related Letter of Transmittal and Form of Acceptance and any amendments or supplements thereto and is being made to all holders of ABN AMRO ordinary shares who are resident in the United States and to all holders of ABN AMRO ADSs, wherever located. The U.S. Offer is not being made to, nor will ABN AMRO ordinary shares or ABN AMRO ADSs be accepted from or on behalf of, holders of ABN AMRO ordinary shares or ABN AMRO ADSs in any jurisdiction in which the making of the U.S. Offer or the acceptance thereof would not be in compliance with applicable law. In jurisdictions where the applicable laws require that the U.S. Offer be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of RFS Holdings B.V. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Exchange
€35.60 in Cash

and

0.296 Newly Issued Ordinary Shares, nominal value £0.25 per share,

of

The Royal Bank of Scotland Group plc

For

Each Issued and Outstanding Ordinary Share and
Each Issued and Outstanding American Depositary Share

of

ABN AMRO Holding N.V.

        RFS Holdings B.V. ("RFS Holdings"), a company formed by an affiliate of Fortis N.V. and Fortis SA/NV (together, "Fortis"), The Royal Bank of Scotland Group plc ("RBS") and an affiliate of Banco Santander Central Hispano, S.A. ("Santander"), is offering to acquire all of the issued and outstanding ordinary shares, nominal value €0.56 per share (the "ABN AMRO ordinary shares"), of ABN AMRO Holding N.V. ("ABN AMRO") held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) and all of the issued and outstanding American depositary shares of ABN AMRO, each of which represents one ABN AMRO ordinary share (the "ABN AMRO ADSs"), for (i) €35.60 in cash, and (ii) 0.296 newly issued ordinary shares, nominal value £0.25 per share, of RBS ("RBS ordinary shares"), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated July 23, 2007 (the "Prospectus"), and in the related Letter of Transmittal and Form of Acceptance (which, together with the Prospectus and any amendments or supplements thereto, collectively constitute the "U.S. Offer").

        The consideration set out above assumes the payment by ABN AMRO of an interim (cash or share) dividend in respect of 2007 in an amount not to exceed €0.55 per ABN AMRO ordinary share (before deduction of any applicable withholding taxes). If ABN AMRO declares an interim (cash or share) dividend in respect of 2007 in excess of €0.55 per ABN AMRO ordinary share (before deduction of any applicable withholding taxes) or any other (cash or share) dividend, distribution, share split or analogous transaction in respect of the ABN AMRO ordinary shares, including the ABN AMRO ordinary shares represented by ABN AMRO ADSs, and the record date for such (cash or share) dividend, distribution, share split or analogous transaction precedes the settlement of the Offers (as defined below), the consideration set out above may be reduced by an amount, in the case of an interim (cash or share) dividend in respect of 2007 in excess of €0.55 per ABN AMRO ordinary share equal to such excess (before deduction of any applicable withholding taxes) or otherwise by the full amount of any other such dividend, distribution, share split or analogous transaction (before deduction of any applicable withholding taxes). If ABN AMRO declares an interim (cash or share) dividend in respect of 2007 of €0.55 or less per ABN AMRO ordinary share (before deduction of any applicable withholding taxes) and the record date for such dividend precedes the settlement of the Offers, the consideration set out above will not be adjusted.

        The U.S. Offer, which is open to all holders of ABN AMRO ordinary shares who are resident in the U.S. and to all holders of ABN AMRO ADSs, wherever located, is being made separately from a Dutch Offer (the "Dutch Offer" and, together with the U.S. Offer, the "Offers"), which is open to all holders of ABN AMRO ordinary shares who are located in the Netherlands and to all holders of ABN AMRO ordinary shares who are located outside of the Netherlands and the United States, in each case if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the relevant offer. The Offers are being conducted simultaneously and have the same terms and are subject to the same conditions.

        Except as set forth below, RFS Holdings will not pay any fees or commissions to any broker or other person soliciting tenders of ABN AMRO ordinary shares or ABN AMRO ADSs pursuant to the Offers. A holder of ABN AMRO ordinary shares will not have to pay any transaction fees (apart from any applicable U.K. stamp duty reserve tax ("SDRT")) or brokerage commissions if (i) such holder of ABN AMRO ordinary shares instructs its bank or stockbroker that is an institution which holds ABN AMRO ordinary shares on behalf of its clients through Euroclear Netherlands, as an admitted institution of Euroclear Nederland (such institution, an "Admitted Institution"), to tender such holder's ABN AMRO ordinary shares, subject to the policies of such Admitted Institution; or (ii) such holder of ABN AMRO ordinary shares which are registered in its name tenders the ABN AMRO ordinary shares, to the Dutch exchange agent, Fortis Bank (Nederland) N.V. (the "Dutch exchange agent"). A holder of ABN AMRO ADSs will not have to pay any transaction fees (apart from any applicable SDRT) or brokerage commissions if such holder tenders the ABN AMRO ADSs directly to The Bank of New York, which is acting on behalf of RFS Holdings as exchange agent for the ABN AMRO ADSs (the "U.S. exchange agent"). If a holder's ABN AMRO ordinary shares are held through a financial intermediary (which does not directly tender and deliver such holder's ABN AMRO ordinary shares to the Dutch exchange agent), such holder is advised to consult with its financial intermediary as to whether or not it charges any transaction fee or service charge. If a holder's ABN AMRO ADSs are held through a financial intermediary and such holder's financial intermediary tenders its ABN AMRO ADSs on the holder's behalf, the financial intermediary may charge a fee for doing so and the holder should consult its financial intermediary to determine whether any charges will apply. In addition, certain fees and expenses may be payable in connection with the cancellation of ABN AMRO ADSs.

        RFS Holdings will pay reasonable and customary fees plus reimbursement of out-of-pocket expenses of the U.S. exchange agent, the Dutch exchange agent and D.F. King & Co., which is acting as the global information agent (the "Information Agent"), incurred in connection with the Offers.

THE U.S. OFFER WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, (3:00 P.M. AMSTERDAM TIME) ON FRIDAY, OCTOBER 5, 2007, UNLESS THE U.S. OFFER IS EXTENDED.

        The U.S. Offer is subject to certain conditions, including, (i) there having been validly tendered and not properly withdrawn in the Offers, on a combined basis, or which are otherwise held by RFS Holdings, at least 80% of the issued and outstanding ABN AMRO ordinary shares, calculated on a fully diluted basis (the "minimum acceptance condition"); (ii) the sale of LaSalle Bank Corporation ("LaSalle") to Bank of America Corporation ("Bank of America") having been completed in accordance with the terms of the Purchase and Sale Agreement, dated as of April 22, 2007, between Bank of America and ABN AMRO Bank N.V., in respect of ABN AMRO North America Holding Company, the holding company for LaSalle, including the subsidiaries LaSalle N.A. and LaSalle Midwest N.A. and the proceeds of sale received upon such completion being held within ABN AMRO, its subsidiaries or subsidiary undertakings; (iii) there not having been any material adverse change (as defined in the Prospectus) in respect of ABN AMRO, RFS Holdings, Fortis, RBS or Santander; (iv) there not having been any instituted or threatened litigation or other legal, governmental or regulatory proceedings or investigations by a third party which might, individually or in the aggregate, reasonably be expected to materially and adversely affect ABN AMRO, RFS Holdings, RBS, Fortis, Santander or any of their respective affiliates; (v) there not having been (a) notification received from the Dutch Autoriteit Financiële Markten that the Dutch Offer has been made in conflict with any of the stipulations of Chapter IIa of the 1995 Securities Act, within the meaning of Article 32(a) 1995 Securities Decree, (b) a permanent suspension of trading in the ABN AMRO ordinary shares on Euronext Amsterdam as a result of a listing measure taken by Euronext Amsterdam, (c) notification of any of RFS Holdings, Fortis, RBS or Santander from its home country regulator that there is likely to be a material and adverse change in the supervisory, reporting or regulatory capital arrangements that will apply to ABN AMRO, Fortis, RBS, Santander or, to the extent applicable, RFS Holdings; (vi) all authorizations, consents and regulatory approvals in connection with the Offers having been obtained; (vii) the European Commission declaring the concentration or concentrations resulting from the transaction compatible with the common market or otherwise granting its approval for the transaction; (viii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in relation to the Offers, having expired or been terminated; (ix) the registration statement covering the Prospectus being declared effective by the Securities and Exchange Commission; (x) the RBS ordinary shares being admitted, no later than the date of settlement of the Offers, to (a) the Official List maintained by the U.K. Financial Services Authority, (b) trading on the London Stock Exchange's main market for listed securities, and (c) trading and listing on Euronext Amsterdam; (xi) the general meetings of shareholders of each of Fortis and RBS having passed resolutions to approve the transaction, to the extent required, and the general meetings of shareholders of each of Fortis, RBS and Santander having passed resolutions to approve the capital increase or, as the case may be, the issuance of securities to finance the cash portion of the consideration; (xii) ABN AMRO or any of its subsidiaries or subsidiary undertakings having not entered into any agreement, or completed any transaction, involving the acquisition of material assets or the sale, repurchase, redemption or issue by ABN AMRO or its affiliates to third parties of any shares of ABN AMRO or involving the sale or transfer of a material part of its business or assets or entering into, varying or terminating any material contract outside the ordinary course of business or approving, declaring or paying a dividend outside the normal course of its business or inconsistent with past practice; and (xiii) there not having been any public announcement indicating that a third party is preparing or is to make any offer (or any amendment to or revision of an existing or proposed offer) for the ABN AMRO ordinary shares or ABN AMRO ADSs or Barclays plc ("Barclays") having announced or is to make an offer under terms and conditions different from the terms and conditions announced by it on April 23, 2007 or an amendment to the terms and conditions of an existing offer such that the terms and conditions of that offer are different from the terms and conditions announced on April 23, 2007. All of the conditions to the U.S. Offer are set forth in the section of the Prospectus entitled "The U.S. Offer—Conditions to the U.S. Offer." The conditions to the U.S. Offer are for the benefit of RFS Holdings, RBS, Fortis and Santander and, to the extent legally permitted, may be waived by RFS Holdings at any time during the U.S. Offer period.

        A holder of ABN AMRO ordinary shares held through an Admitted Institution may tender its shares through its Admitted Institution. The Admitted Institution may set an earlier deadline for acceptance in order for the Admitted Institution to communicate acceptances to the Dutch exchange agent in a timely manner and a holder should contact the Admitted Institution through which he or she holds ABN AMRO ordinary shares to obtain information about the deadline. A holder of ABN AMRO ordinary shares in registered form may tender its shares by completing and returning a Form of Acceptance to the Dutch exchange agent so as to reach the Dutch exchange agent before the expiration of the U.S. Offer.

        A holder of ABN AMRO ADSs held in certificate form, commonly known as American depositary receipts ("ADRs"), may tender such ABN AMRO ADSs to the U.S. exchange agent by delivering to the U.S. exchange agent a properly completed and duly executed Letter of Transmittal, with any applicable signature guarantees from an eligible guarantor institution, together with the ABN AMRO ADRs evidencing such holder's ABN AMRO ADSs specified on the face of the Letter of Transmittal, before the expiration of the U.S. Offer. A holder of ABN AMRO ADSs held through a financial intermediary may tender such ABN AMRO ADSs by instructing the financial intermediary to arrange for a participant of The Depository Trust Company ("DTC") holding the ABN AMRO ADSs in its DTC account to tender the ABN AMRO ADSs to the DTC account of the U.S. exchange agent through the book-entry transfer facilities of DTC, together with an agent's message acknowledging that the tendering holder has received and agrees to be bound by the Letter of Transmittal and the Prospectus (or, instead of the agent's message, the holder may deliver a properly completed and duly executed Letter of Transmittal to the U.S. exchange agent). Holders should comply with the dates communicated to them by the financial intermediary as they may differ from the dates and times noted in the Prospectus.

        RFS Holdings may, from time to time, extend the period of time for which the U.S. Offer is open until all the conditions to the U.S. Offer have been satisfied or, to the extent legally permitted, waived. If RFS Holdings extends the U.S. Offer, it will notify the U.S. exchange agent by written notice or oral notice confirmed in writing and also make an announcement to that effect within three Euronext Amsterdam trading days after the previously scheduled expiration date of the U.S. Offer. During an extension, any ABN AMRO ordinary shares and ABN AMRO ADSs validly tendered and not properly withdrawn will remain subject to the U.S. Offer and subject to the right of each holder to withdraw the ABN AMRO ordinary shares or ABN AMRO ADSs that such holder has previously tendered.

        Within five Euronext Amsterdam trading days after the expiration of the U.S. Offer, RFS Holdings will make a public announcement stating: (i) that all conditions to the U.S. Offer and the Dutch Offer have been satisfied or, to the extent legally permitted, waived; or (ii) that the conditions to the U.S. Offer and Dutch Offer have not been satisfied or, to the extent legally permitted, waived, and that, accordingly, the Offers have been terminated. Holders may not withdraw their ABN AMRO ordinary shares or ABN AMRO ADSs at any time after the expiration of the U.S. Offer, including during this five Euronext Amsterdam trading day period.

        If the conditions to the Offers are satisfied or, to the extent legally permitted, waived, RFS Holdings reserves the right to provide a subsequent offering period ("Subsequent Offering Period") of no more than 15 Euronext Amsterdam trading days, and in no event more than 20 U.S. business days. During the Subsequent Offering Period, if one is provided, remaining holders of ABN AMRO ordinary shares and ABN AMRO ADSs may tender, but not withdraw, their ABN AMRO ordinary shares and ABN AMRO ADSs not previously tendered. ABN AMRO ordinary shares and ABN AMRO ADSs previously tendered and accepted for exchange in the U.S. Offer will not have the benefit of any further withdrawal rights. RFS Holdings will accept for exchange any ABN AMRO ordinary shares or ABN AMRO ADSs validly tendered during any Subsequent Offering Period promptly, and in any event within five Euronext Amsterdam trading days of the ABN AMRO ordinary shares and ABN AMRO ADSs being tendered into the U.S. Offer. The consideration paid during any Subsequent Offering Period will be the same consideration offered in the initial offer period.

        ABN AMRO ordinary shares and ABN AMRO ADSs tendered for exchange into the U.S. Offer may be withdrawn at any time prior to the expiration of the U.S. Offer (including any extensions thereof). Holders may not rescind a withdrawal, but holders may re-tender withdrawn ABN AMRO ordinary shares or ABN AMRO ADSs at any time before the expiration of the U.S. Offer. If a holder tendered ABN AMRO ordinary shares through an Admitted Institution and made his or her acceptance known through the Admitted Institution to the Dutch exchange agent, the holder may withdraw his or her ABN AMRO ordinary shares by making a withdrawal request through the holder's Admitted Institution to the Dutch exchange agent before the expiration of the U.S. Offer. If a holder tendered ABN AMRO ordinary shares held in registered form by sending a Form of Acceptance to the Dutch exchange agent, the holder may withdraw his or her ABN AMRO ordinary shares by delivering to the Dutch exchange agent a properly completed and duly executed notice of withdrawal before the expiration of the U.S. Offer. If a holder tendered ABN AMRO ADSs to the U.S. exchange agent by delivering a Letter of Transmittal, together with the ABN AMRO ADRs evidencing the ABN AMRO ADSs, the holder may withdraw his or her ABN AMRO ADSs by delivering to the U.S. exchange agent a properly completed and duly executed notice of withdrawal, guaranteed by an eligible guarantor institution (if the Letter of Transmittal required a signature guarantee), before the expiration of the U.S. Offer. If a holder tendered ABN AMRO ADSs by means of the book-entry transfer procedures of DTC, the holder may withdraw his or her ABN AMRO ADSs by instructing the holder's financial intermediary through which the holder holds ABN AMRO ADSs to cause the DTC participant through which the ABN AMRO ADSs were tendered to deliver a notice of withdrawal to the U.S. exchange agent through the book-entry transfer facilities of DTC prior to the expiration of the U.S. Offer.

        If the conditions to the U.S. Offer have been satisfied or, to the extent legally permitted, waived, RFS Holdings will accept for exchange and will exchange all ABN AMRO ordinary shares and ABN AMRO ADSs that have been validly tendered and not properly withdrawn pursuant to the terms of the U.S. Offer and procure the issuance of RBS ordinary shares and cash for the account of the tendering holders no later than five Euronext Amsterdam trading days after RFS Holdings announces that the conditions to the Offers have been satisfied or, to the extent legally permitted, waived. Fractions of RBS ordinary shares will not be issued to persons whose ABN AMRO ordinary shares or ABN AMRO ADSs are exchanged in the U.S. Offer. Under no circumstances will interest be paid on the exchange of ABN AMRO ordinary shares or ABN AMRO ADSs, regardless of any delay in making the exchange or any extension of the Offers. RFS Holdings will determine questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of ABN AMRO ordinary shares or ABN AMRO ADSs, in its sole discretion and RFS Holdings' determination will be final and binding.

        Holders of ABN AMRO ordinary shares will receive any cash consideration paid in euros. Holders of ABN AMRO ADSs will receive any cash consideration paid in U.S. dollars. Holders of ABN AMRO ADSs will receive cash consideration converted into U.S. dollars at the exchange rate obtainable by the U.S. exchange agent, net of fees and expenses, on the spot market in London on the date the cash consideration is received by the U.S. exchange agent for delivery in respect of the relevant ABN AMRO ADSs.

        The RBS ordinary shares will be capable of being held in certificated or uncertificated form under U.K. law. Euroclear UK is the Central Securities Depository for the United Kingdom, Republic of Ireland, Isle of Man, the Bailiwick of Jersey and the Bailiwick of Guernsey. Euroclear UK operates the CREST settlement system, allowing securities trading in these jurisdictions to take place in uncertificated form and transfers of such securities to be settled electronically. Although U.S. holders of ABN AMRO ordinary shares and holders of ABN AMRO ADSs will receive RBS ordinary shares pursuant to the U.S. Offer, after they receive their RBS ordinary shares they will be able to deposit their RBS ordinary shares into an RBS ADR facility and receive RBS ADSs.

        The RBS ordinary shares to which a tendering holder of ABN AMRO ordinary shares and ABN AMRO ADSs is entitled will be delivered within the CREST system to a CREST account designated by the tendering holder of ABN AMRO ordinary shares in its Form of Acceptance (if applicable) or, where the tendering holder of ABN AMRO ordinary shares holds through an Admitted Institution, by the Admitted Institution or by the tendering holder of ABN AMRO ADSs.

        In the case of holders of ABN AMRO ordinary shares who hold their shares through an Admitted Institution, in most cases, it is expected that the designated account will be the CREST account of, or of a nominee for, the relevant Admitted Institution. In this case, a 1.5% SDRT charge should generally not arise. A tendering holder of ABN AMRO ordinary shares or ABN AMRO ADSs wishing to trade its RBS ordinary shares on Euronext Amsterdam may instead designate the CREST account of Euroclear Nederland, in which case a SDRT charge of 1.5% of the value of the RBS ordinary shares will arise and will be deducted from the cash consideration to which such holder is entitled. However, should RBS not achieve its aim of having the RBS ordinary shares listed and traded on Euronext Amsterdam, then the RBS ordinary shares, to which tendering holders of ABN AMRO ordinary shares or ABN AMRO ADSs who elected the CREST account of Euroclear Nederland are entitled, will instead be issued in certificated form. A tendering holder of ABN AMRO ADSs wishing to deposit its RBS ordinary shares in an RBS ADR facility in exchange for RBS ADSs can designate the CREST account of The Bank of New York, in which case any fees and expenses payable under the RBS ADS deposit agreement and a 1.5% SDRT charge will be deducted from the cash consideration to which such tending holder of ABN AMRO ADSs is entitled. In the event that a holder of ABN AMRO ADSs does not wish to exchange its RBS ordinary shares for RBS ADSs (thereby incurring a 1.5% SDRT charge), such holder may instead elect for the CREST account applicable to the custodian arrangements described in the Prospectus or may designate any other CREST account, in which case no SDRT charge should be payable unless the tendering holder of the ABN AMRO ordinary shares or ABN AMRO ADSs designates a CREST account that is within the 1.5% SDRT regime which generally applies to providers of depositary receipt services and certain overseas clearance systems and their nominees (including Euroclear Nederland). If a tendering holder of ABN AMRO ordinary shares or ABN AMRO ADSs elects to have such holder's RBS ordinary shares delivered in certificated form, no SDRT charge will be payable unless the holder is a provider of clearance services or a provider of depositary receipt services or the nominee of such person. Any SDRT charge that arises in connection with the delivery of the newly issued RBS ordinary shares, whether in certificated or uncertificated form, will in practice be required to be borne by the holder of the ABN AMRO ordinary shares or ABN AMRO ADSs. Holders of ABN AMRO ordinary shares and ABN AMRO ADSs who are unsure as to whether the CREST account they wish to designate is within the 1.5% SDRT regime should seek clarification from their financial intermediary. Holders of ABN AMRO ordinary shares who hold through an Admitted Institution should confirm with the Admitted Institution that they will be able to hold their RBS ordinary shares through the CREST account of, or of a nominee for, the Admitted Institution as expected. Further detail on the settlement of the U.S. Offer is available in the Prospectus under "The U.S. Offer—Settlement of the U.S. Offer".

        The receipt of RBS ordinary shares and cash in the U.S. Offer will be a taxable transaction for U.S. federal income tax purposes. Holders should consult their own tax advisors as to the particular tax consequences to them of the U.S. Offer and the ownership and disposition of the RBS ordinary shares, including any consequences arising under U.S. state and local, non-U.S. and other tax laws.

        The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Prospectus and is incorporated herein by reference.

        A request is being made to ABN AMRO for the use of ABN AMRO's shareholder list and security position listings for the purpose of disseminating the U.S. Offer to holders of ABN AMRO ordinary shares and ABN AMRO ADSs. Upon compliance with this request, the Prospectus, the related Letter of Transmittal and Form of Acceptance, and all other relevant materials will be mailed to record holders of ABN AMRO ordinary shares and ABN AMRO ADSs whose names appear on ABN AMRO's shareholder lists and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of ABN AMRO ordinary shares and ABN AMRO ADSs.

        The information contained in this advertisement is a summary only. The Prospectus and the related Letter of Transmittal and Forms of Acceptance contain important information which should be read carefully before any decision is made with respect to the U.S. Offer.

        Questions and requests for assistance or for copies of the Prospectus, the related Letter of Transmittal and Form of Acceptance and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at RFS Holdings' expense.

        If you have questions, need assistance or require copies of the offer documents, please contact the Information Agent:

D. F. King & Co., Inc.
48 Wall Street, 22nd Floor New York, NY 10005 Direct Dial: +1 212 269-5550	2 London Wall Buildings, 2nd Floor London Wall, London EC2M 5PP Direct Dial: +1 44 (0)20 7920 9700
North American Toll Free Help Line: 1 (800) 848-2998	European Toll Free Help Line: 00 800 5464 5464

July 23, 2007